Exhibit 99.2

STEPSTONE GROUP INC.

SUBPLAN TO THE 2020 LONG-TERM INCENTIVE PLAN

FOR SERVICE PROVIDERS IN IRELAND AND SWITZERLAND

1.	GENERAL

1.1.

This subplan (the “Subplan”) is for the benefit of the employees of Swiss Capital Alternative Investments AG and Swiss Capital Invest Holding (Dublin) Limited and shall apply only to Participants who are residents of either Ireland or Switzerland (“Subplan Participants”). The provisions specified hereunder shall form an integral part of the StepStone Group Inc. (the “Company”) 2020 Long-Term Incentive Plan (the “Plan”). According to the Plan, Awards may be issued to Employees, Directors and Consultants of the Company or its Affiliates.

1.2.	This Subplan is effective as of September 15, 2020.

1.3.

The Plan and this Subplan are complimentary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Subplan and the Plan, the provisions set out in the Subplan shall prevail, unless the provisions of the Subplan would result in a violation of the Securities Act or the Exchange Act (both of which terms are defined in the Plan).

1.4.	Any capitalized terms not specifically defined in this Subplan shall be construed according to the interpretation given to it in the Plan.

2.	ISSUANCE OF AWARDS

2.1.	The persons eligible for participation in the Plan as Subplan Participants shall include employees of Swiss Capital Alternative Investments AG and Swiss Capital Invest Holding (Dublin) Limited.

2.2.	All Awards issued under this Subplan shall be denominated in shares of Company Stock, but provided by the direct employer of the Subplan Participant (the “Employer”).

2.3.	At any time shares of Company Stock are to be provided by the Employer to a Subplan Participant, the Company will deliver that number of shares of Company Stock for the purpose of such issuances.

END OF DOCUMENT